

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via E-mail
Lung Lai Tan, Chief Executive Officer
Asia Travel Corporation
Unit 1202, Level 12, One Peking,
1 Peking Road, Tsim Sha Tsui
Kowloon, Hong Kong

> **Re: Asia Travel Corporation (f/k/a Realgold International, Inc.)**
> **Amendment No. 1 to Form 8-K**
> **Filed January 28, 2013**
> **File No. 000-21909**

Dear Mr. Tan:

We issued comments on the above captioned filing on February 28, 2013. On June 24, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 if you have any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc. Bin Zhou, Esq. (*via e-mail*)